Bookham, Inc.
2584 Junction Avenue
San Jose, CA 95134

March 21, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:    MaryBeth Breslin

  Re:
  Bookham, Inc.
  Rule 477 Application for Withdrawal
  Registration Statement on Form F-3 (File No. 333-103913)

Ladies and Gentlemen:

        Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, Bookham, Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company's Registration Statement on Form F-3 (File No. 333-103913), together with all amendments thereto.

        The Company requests withdrawal of the Registration Statement because it was filed by the Company's predecessor issuer, Bookham Technology plc, to register ordinary shares of Bookham Technology plc. On September 10, 2004, pursuant to a scheme of arrangement under U.K. law, the Company became the publicly traded parent company of Bookham Technology plc, and all outstanding ordinary shares of Bookham Technology plc were exchanged for shares of the Company's common stock on a ten-for-one basis. The Company confirms that no securities of either the Company or Bookham Technology plc have been sold under the Registration Statement.

        If you have any questions or comments or require further information or documentation, please do not hesitate to call Jessica Semerjian of Wilmer Cutler Pickering Hale and Dorr LLP, the Company's outside counsel, at 202-663-6886.

Sincerely,
Bookham, Inc.
/s/ STEPHEN ABELY
By:	Stephen Abely
Title:	Chief Financial Officer

cc: Jessica Semerjian, Esq.